Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated January 12, 2026, and the related Letter of Transmittal and any amendments or supplements to such Offer to Purchase or Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock of

DYNAVAX TECHNOLOGIES CORPORATION

at

$15.50 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated January 12, 2026

by

SAMBA MERGER SUB, INC.

an indirect wholly owned subsidiary

of

SANOFI

Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock (each, a “Share” and, collectively, the “Shares”), of Dynavax Technologies Corporation, a Delaware corporation (the “Company”), for $15.50 per Share, in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 2026 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

Stockholders of record who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON FEBRUARY 9, 2026 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and as an indirect wholly owned subsidiary of Parent (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Shares (a) held in the treasury of the Company or owned by the

Company or any direct or indirect wholly owned subsidiary of the Company (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL or (b) irrevocably accepted by Purchaser for payment in the Offer, will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding taxes. As a result of the Merger, the Company will cease to be publicly traded.

Pursuant to the terms of the Merger Agreement, as of the Effective Time, except as otherwise provided below, (a) each option to purchase shares granted under a Company equity plan (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will fully vest (in the case of performance-based options, assuming the applicable level of attainment provided for in the Merger Agreement), be cancelled and entitle the holder to receive for each Share underlying such Company Stock Option a cash amount equal to the excess of (x) the Offer Price over (y) the exercise price payable per Share under such Company Stock Option (without interest and less applicable tax withholdings); (b) each restricted stock unit granted under a Company equity plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and entitle the holder to receive a cash amount equal to the Offer Price for each Share underlying such Company RSU (without interest and less applicable tax withholdings) and (c) each performance-based restricted stock unit (each, a “Company PSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and entitle the holder to receive a cash amount equal to the Offer Price for each Share underlying such Company PSU (without interest and less applicable tax withholdings) that would be issuable in settlement of such Company PSU based on the applicable level of attainment provided for in the Merger Agreement. The foregoing treatment of the Company’s outstanding equity incentive awards will not apply to 50% of the unvested Company Stock Options and Company RSUs granted in calendar year 2025 (in each case, other than Company Stock Options and Company RSUs granted to non-employee members of the Company Board) and Company PSUs that were granted in calendar year 2025 and Company RSUs granted in 2026 (other than Company RSUs granted to non-employee members of the Company Board) (if any), in each case, that are outstanding immediately prior to the Effective Time. Instead, such Company Stock Options, Company RSUs and Company PSUs will be cancelled and converted into cash-based awards (based on the Offer Price less, in the case of Company Stock Options, the applicable exercise price per Share underlying such Company Stock Option) (without interest and less applicable tax withholdings). Each such converted cash-based award (and the right to payment in respect thereof) will be subject to the terms and conditions (including vesting (other than the performance-based vesting conditions), forfeiture and acceleration provisions) applicable to the corresponding Company Stock Options, Company RSUs and Company PSUs immediately prior to the Effective Time, subject (i) in the case of such converted 2025 cash-based awards, to vesting and payment on the date that is six months following the closing date of the Merger and (ii) in the case of such converted 2026 cash-based awards (if any), to vesting and payment on the date that is one-year following the closing date of the Merger. Vesting of each such converted cash-based award is generally accelerated (on a prorated basis for 2026 equity incentive awards) upon the holder’s involuntary termination prior to the applicable vesting date.

The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Among the Offer Conditions are: (a) the Minimum Condition (as defined below); (b) the Regulatory Condition (as defined below); (c) the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and (d) since the date of the Merger Agreement, there not having occurred a Material Adverse Effect (as defined in the Offer to Purchase) that is continuing. The “Minimum Condition” means that there shall have been validly tendered in the Offer and “received” by the “depositary” (as such terms are used in Section 251(h) of the DGCL), and not validly withdrawn, prior to the Expiration Date, that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Shares outstanding as of the consummation of the Offer; and the “Regulatory Condition,” requires (i) that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated and (ii) the satisfaction of certain additional antitrust and foreign investment (FDI) filings and the absence of certain orders or laws prohibiting the Offer or the Merger.

The Board of Directors of the Company has unanimously: (a) determined that the entry into the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) determined that the Merger shall be governed and effected in accordance with Section 251 (h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides that, subject to the terms and conditions in the Merger Agreement, (a) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied, (b) Purchaser will extend the Offer for any period required by any law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof, or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer, and (c) if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company delivered at or prior to such Expiration Date, Purchaser will extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (as set forth in the Company’s extension request), in order to permit such Offer Condition to be satisfied.

Purchaser shall not, without the Company’s prior written consent, be required to, extend the Offer beyond the End Date (as defined below).

For purposes of the Merger Agreement, the “End Date” means June 23, 2026; provided that the End Date may be extended by either Parent or the Company until September 21, 2026 if any of the Regulatory Conditions are still outstanding as of the initial End Date; provided, further, that the End Date may be further extended by either Parent or the Company upon written notice to the other party prior to such extended End Date until December 20, 2026 if any of the Regulatory Conditions are still outstanding as of such extended End Date.

If the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Parent, Purchaser and the Company have elected to have the Merger Agreement and the Transactions governed by Section 251(h) of the DGCL and agreed that, subject to satisfaction of the Offer Conditions and the conditions to the Merger set forth in the Merger Agreement, the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of the Company’s stockholders.

The Merger Agreement provides, among other things, that, without the prior written consent of the Company, Purchaser will not (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose conditions or requirements to the Offer in addition to the Offer Conditions, (e) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (f) change or waive the Minimum Tender Condition or the Regulatory Condition, (g) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (h) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when it or Parent gives notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Parent or Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or (c) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or book-entry transfers with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after March 13, 2026 if Purchaser has not accepted them for payment by that date. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal (except in the case of Shares tendered by an “eligible institution”) with signatures guaranteed by an eligible institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of Share Certificates, the serial numbers shown on the Share Certificates, or other identification to the Depositary, evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company provided Parent and Purchaser with the Company’s stockholder list, mailing labels, security position listings and computer files for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Stockholders should consult with their own tax advisor to determine the particular tax consequences to them of the Offer and the Merger. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s Board of Directors and the reasons therefor) contain important information. Stockholders should carefully read all documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 750-0831

Banks and Brokers may call collect: (212) 750-5833

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